EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended September 29, 2001
Fixed charges:
Interest expense	$135
Distributions on preferred securities of manufacturing subsidiary trust	19
Estimated interest portion of rents	24
Total fixed charges	$178

Income:
Loss before income taxes and distributions on preferred securities of subsidiary trusts	$(3)
Eliminate equity in undistributed pre-tax income of Textron Finance	(98)
Fixed charges *	159
Adjusted income	$58

Ratio of income to fixed charges	.33

For the nine months ended September 29, 2001, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of $120 million were necessary to provide a one-to-one coverage ratio. If the special charges and restructuring-related expenses, including a write-down of goodwill and intangibles related to its OmniQuip business, of $415 million were excluded from this calculation, the ratio would be 2.66.

*     Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust.